UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 8 June 2010
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X                Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                   No X

Issued by Harmony Gold
Mining Company Limited
8 June 2010
For more details contact:
Esha Brijmohan
Investor Relations Officer
on +27 (0)82 759 1775
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE: HAR
NYSE: HMY
NASDAQ: HMY
ISIN No.: ZAE000015228
Harmony streamlines its listings

Johannesburg. Tuesday, 8 June 2010. Harmony Gold Mining Company Limited
(Harmony) announced today that it has notified NASDAQ of its intention to voluntarily terminate the listing of its American Depository Receipts on the NASDAQ Stock
Exchange.

Harmony will continue to be listed on the JSE (HAR), New York Stock Exchange
(HMY) and the London Stock Exchange (HRM).

Harmony will file a Form 25, Notification of Removal from Listing and/or Registration, with the US Securities and Exchange Commission on 9 June 2010, and anticipates that the last day of trading of its American Depositary Receipts on NASDAQ will be about 21 June 2010.

ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: June 8, 2010
Harmony Gold Mining Company Limited
By: /s/
Hannes Meyer
Name:
Hannes Meyer
Title: Financial Director